Exhibit 99.1

News Release

2016-07

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Announces Preliminary Fourth Quarter and Full Year 2015 Results

•	Preliminary fourth quarter revenue of $571.3 million; preliminary full year 2015 revenue of $2,352.5 million

•	Expects to incur a non-cash impairment charge resulting in a substantial reduction of our $6.8 billion goodwill and other intangible assets

•	Preliminary fourth quarter net income attributable to Intelsat S.A. of $49.1 million, prior to the effect of any impairments; preliminary full year 2015 net income attributable to Intelsat S.A. of $242.0 million, prior to the effect of any impairments

•	$9.4 billion contracted backlog provides visibility for future revenue and cash flow

•	Reports open market purchase of approximately $25 million of Intelsat Luxembourg Senior Notes due 2018

•	Intelsat EpicNG satellite era begins, following successful launch and orbit raising of Intelsat 29e

•	Intelsat issues 2016 Guidance

Luxembourg, 22 February 2016

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, today announced preliminary financial results for the three months and full year ended December 31, 2015.

Intelsat reported preliminary total revenue of $571.3 million for the three months ended December 31, 2015.

The company expects to incur a non-cash impairment charge resulting in a substantial reduction of our $6.8 billion goodwill and other intangible assets. The charges primarily reflect a reduction to the goodwill value established as a result of the acquisition of Intelsat in 2008.

At present, we believe this process will be completed in the next two weeks after which we would expect to file our Annual Report on Form 20-F for the year ended December 31, 2015.

All three months ended and year ended 2015 financial information provided in this release is preliminary and presented prior to giving effect to any impairment charges we ultimately incur.

The company reported preliminary net income attributable to Intelsat S.A. to be $49.1 million, or $0.42 per share on a diluted basis, prior to the effect of any impairments, for the three months ended December 31, 2015. Preliminary adjusted net income per diluted common share1 is $0.55, prior to the effect of any impairments, for the three months ended December 31, 2015.

Intelsat S.A. reported preliminary EBITDA1, or earnings before net interest, gains on early extinguishment of debt, taxes and depreciation and amortization, of $443.5 million, prior to the effect of any impairments, and preliminary Adjusted EBITDA1, of $452.6 million, or 79 percent of revenue, prior to the effect of any impairments, for the three months ended December 31, 2015.

For the year ended December 31, 2015, Intelsat reported preliminary total revenue of $2,352.5 million and preliminary net income attributable to Intelsat S.A of $242.0 million, or $2.06 per share on a diluted basis, prior to the effect of any impairments. The company reported preliminary adjusted net income per diluted common share to be $2.80, prior to the effect of any impairments, for the year ended December 31, 2015. Intelsat also reported preliminary EBITDA of $1,818.4 million, and Adjusted EBITDA of $1,854.5 million, or 79 percent of revenue, prior to the effect of any impairments, for the year ended December 31, 2015.

Intelsat Chief Executive Officer, Stephen Spengler said, “With Intelsat 29e successfully launched and now completing in-orbit testing, a new era for Intelsat has begun. The higher performance, improved economics and simple access of Intelsat EpicNG is unlocking new sources of demand for our global network. Our top priorities include placing the Intelsat EpicNG and other satellites in our launch program into service and introducing data networking services that leverage our scale and global reach. We are also advancing further innovations in new antenna and networking hardware that will open new applications for Intelsat, such as the connected car. These three initiatives will propel us into attractive new markets and expand our leadership in large and fast-growing applications, such as mobility. Over time, these opportunities should eclipse the challenging environment we are seeing today.”

“With $2.35 billion in revenue and $1.85 billion in Adjusted EBITDA, prior to the effect of any impairments, in 2015 we delivered on plan for the year,” continued Mr. Spengler. “Performance by customer set was generally as expected, with network services meeting guidance, the government sector outperforming and our media business falling slightly short of our plan. While ongoing headwinds will continue to impact our business in 2016, the launches of Intelsat 29e, Intelsat 31, Intelsat 36, and Intelsat 33e during this period will position us for a return to growth.”

Mr. Spengler added, “Our backlog continues to provide the visibility into future revenue and cash flows that allows us to invest in our fleet and pursue our long-term business strategy. Year-end 2015 backlog of $9.4 billion was four times annual revenue.”

Preliminary Fourth Quarter and Full Year 2015 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications.

Network Services

Preliminary Network Services total revenue for the three months ended December 31, 2015 is $245.4 million (or 43 percent of Intelsat’s total revenue), a decrease of 14 percent compared to the three months ended December 31, 2014. For the year ended December 31, 2015, preliminary Network Services total revenue is $1,055.8 million (or 45 percent of Intelsat’s total revenue) a decrease of 8 percent compared to the year ended December 31, 2014.

Media

Preliminary Media total revenue is $219.0 million (or 38 percent of Intelsat’s total revenue) for the three months ended December 31, 2015, a decrease of 3 percent as compared to the three months ended December 31, 2014. For the year ended December 31, 2015, preliminary Media total revenue is $882.4 million (or 38 percent of Intelsat’s total revenue), a marginal increase compared to the year ended December 31, 2014.

Government

Preliminary Government total revenue is $100.2 million (or 18 percent of Intelsat’s total revenue) for the three months ended December 31, 2015, an increase of 1 percent compared to fourth quarter 2014. For the year ended December 31, 2015, preliminary Government total revenue is $385.1 million (or 16 percent of Intelsat’s total revenue), a decrease of 6 percent compared to the year ended December 31, 2014.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,150 station-kept transponders was 76 percent at December 31, 2015, a 1 percent increase compared to the average fill rate as of September 30, 2015. The transponder count reflects the entry into service of Intelsat 34 in the fourth quarter of 2015.

Satellite Launches

Intelsat 29e, the first of our next generation Intelsat EpicNG satellite fleet, was successfully launched and is scheduled to enter service in the second quarter of 2016. We have three other satellites launching in 2016: one in the second quarter of 2016 and two in the third quarter of 2016. Excluding Intelsat 29e, we currently have seven satellite programs in the development and design phase. In addition, we have two custom payloads being built on third party-owned satellites to be known as Intelsat 32e and Intelsat 38, which will not require capital expenditure, and we have started work on our joint venture satellite, Horizons 3e, which was announced in the fourth quarter of 2015. Intelsat 32e is currently scheduled to launch in the first quarter of 2017, and a launch date for Intelsat 38 will be forthcoming.

Contracted Backlog

At December 31, 2015, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $9.4 billion, as compared to $9.5 billion at September 30, 2015. The mix of backlog reflects lower overall net new contracts. At 4.0 times trailing 12 months revenue (from January 1, 2015 to December 31, 2015), our backlog remains sizeable and a foundation for predictable cash flow and investment in our business.

Corporate Appointments

On January 29, 2016, we announced the appointment of Jacques Kerrest, formerly President of DPC Data Inc., to the role of Executive Vice President and Chief Financial Officer. Mr. Kerrest has extensive financial executive experience in the telecom, media and technology sectors, including serving as Chief Financial Officer at a number of companies, including ActivIdentity Corporation, Virgin Media plc, and Equant Inc.

Capital Markets and Debt Transactions

During the three months ended December 31, 2015, we repurchased $25.0 million in aggregate principal amount of the Intelsat (Luxembourg) S.A. 6 3/4% Senior Notes due 2018 (the “2018 Luxembourg Notes”). In connection with these repurchases, we recognized a gain on early extinguishment of debt of $7.1 million in the three months ended December 31, 2015, consisting of the difference between the carrying value of the debt purchased and the total cash amount paid, and a write-off of unamortized debt issuance costs.

Intelsat has recently retained Guggenheim Securities, LLC to assist the Company in connection with various financing and balance sheet initiatives, including, among other things, evaluating the level of secured debt and balance sheet management opportunities. There can be no assurance that our retention of Guggenheim Securities, LLC will result in our pursuing or completing any specific transaction.

Preliminary Financial Results for the Three Months Ended December 31, 2015

On-Network revenue generally includes revenue from any services delivered via our satellite or ground network. Off-Network and Other revenue generally includes revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenue also includes revenue from consulting and other services and sales of customer premises equipment.

Total On-Network Revenue reported a decline of $43.7 million, or 8 percent, to $518.3 million as compared to the three months ended December 31, 2014:

•	Transponder services reported a decline of $36.1 million, primarily due to a $30.5 million decrease in revenue from network services customers and a $6.9 million decrease in revenue from media customers. The network services decline was mainly due to reduced volumes resulting from previously described non-renewals of certain point-to-point services, as well as lower prices on renewals of wireless infrastructure services and enterprise networks resulting from the competitive environment and the strengthening dollar in Brazil and Russia. The media decrease resulted in part from lower volumes due to certain North American customers migrating to new compression standards and single format distribution, in the second quarter of 2015 partially offset by higher volumes of Direct-to-Home (“DTH”) services delivered in Latin America.

•	Managed services reported an increase of $2.0 million, primarily due to a $1.7 million increase in revenue from network services customers for broadband solutions.

•	Channel reported a decline of $9.6 million as a result of the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend which we expect will continue.

Total Off-Network and Other Revenue reported an aggregate decrease of $4.2 million, or 7 percent, to $52.9 million as compared to the three months ended December 31, 2014:

•	Transponder, MSS and other off-network services reported a decline of $0.4 million, primarily due to declines in services for government applications, largely related to reduced sales of off-network transponder services.

•	Satellite-related services reported a decline of $3.8 million, primarily due to decreased revenue from support for third-party satellites and other services.

For the three month period ended December 31, 2015, anticipated preliminary changes in operating expenses, interest expense, net, and other significant income-statement items are described below.

Direct costs of revenue is expected to decrease by $8.0 million, or 9 percent, to $85.2 million, as compared to the three months ended December 31, 2014. The decline reflects a decrease of $6.1 million in staff and related expenses as compared to the three months ended December 31, 2014 and a decline of $3.2 million, reflecting reductions in the cost of off-network Fixed Satellite Services (“FSS”) capacity purchased and direct costs related to a joint venture.

Selling, general and administrative expenses is expected to decrease by $17.7 million, or 29 percent, to $44.2 million, as compared to the three months ended December 31, 2014, primarily due to a $8.8 million reduction in staff-related expenses, as compared to the three months ended December 31, 2014, and a decline of $10.1 million in bad debt expense, primarily due to $5.2 million in improved collections during the three months ended December 31, 2015 as compared to an expense of $4.1 million in the prior year quarter. A decrease of $1.9 million in development expense related to our antenna innovation initiatives was somewhat offset by an increase of $3.3 million in professional fees.

Depreciation and amortization expense is expected to increase by $2.4 million, or 1 percent, to $173.7 million, as compared to the three months ended December 31, 2014, primarily related to an increase of $6.3 million in depreciation expense resulting from the impact of satellites placed into service in late 2014 and 2015. We expect the increase to be offset by a decrease of $2.0 million in amortization expense largely due to changes in the expected pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering periods that expire over time, and acquired customer relationships, for which the value diminishes over time, and a net decrease of $2.1 million in depreciation expense primarily due to the timing of ground assets becoming fully depreciated.

Interest expense, net consists of the interest expense we incur together with gains and losses on interest rate swaps, which will reflect net interest accrued on the interest rate swaps as well as the change in their fair value, offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of December 31, 2015, we also held interest rate swaps with an aggregate notional amount of $1.6 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities. The swaps were not designated as hedges for accounting purposes, and have expired subsequent to year-end. Interest expense, net is expected to decrease by $9.5 million, or 4 percent, to $220.8 million compared to $230.2 million for the three months ended December 31, 2014.

The decrease in interest expense, net is principally due to the following:

•	a decrease of $4.0 million in interest expense primarily as a result of our debt redemption in 2014; and

•	a decrease of $3.8 million resulting from higher capitalized interest of $22.7 million for the three months ended December 31, 2015 as compared to $18.9 million for the three month ended December 31, 2014, resulting from increased levels of satellites and related assets under construction.

We expect the non-cash portion of total interest expense, net to be $5.1 million for the three months ended December 31, 2015, due to the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Gain (loss) on early extinguishment of debt is expected to be a $7.1 million gain for the three months ended December 31, 2015 as compared to a loss of $40.4 million for the three months ended December 31, 2014. In the three months ended December 31, 2015, we repurchased $25.0 million of aggregate principal amount of the 2018 Luxembourg Notes. The anticipated gain of $7.1 million will consist of the difference between the carrying value of the debt purchased and the total cash amount paid together with a write-off of unamortized debt issuance costs. In November 2014, Intelsat Jackson Holdings S.A. redeemed all $500.0 million aggregate principal amount of its 8 1/2% Senior Notes due 2019. The loss of $40.4 million consisted of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees), together with a write-off of unamortized debt discount and debt issuance costs.

Provision for income taxes is expected to be $6.1 million for the three months ended December 31, 2015 as compared to an expense of $2.9 million for the three months ended December 31, 2014. The expected difference was principally due to increase in earnings in our foreign subsidiaries for the three months ended December 31, 2015.

Cash paid for income taxes, net of refunds, is expected to total $3.8 million for the three months ended December 31, 2015, compared to $7.2 million for the three months ended December 31, 2014.

Preliminary EBITDA, Adjusted EBITDA, Net Income, Net Income per Diluted Common Share attributable to Intelsat S.A. and Adjusted Net Income per Diluted Common Share attributable to Intelsat S.A.

EBITDA is expected to be $443.5 million, prior to the effect of any impairments, for the three months ended December 31, 2015, compared to $462.0 million for the same period in 2014.

Adjusted EBITDA is expected to be $452.6 million, prior to the effect of any impairments, for the three months ended December 31, 2015, or 79 percent of revenue, compared to $477.1 million, or 77 percent of revenue, for the same period in 2014.

Net income attributable to Intelsat S.A. is expected to be $49.1 million, prior to the effect of any impairments, for the three months ended December 31, 2015, compared to $16.2 million for the same period in 2014.

Net income per diluted common share attributable to Intelsat S.A. is expected to be $0.42, prior to the effect of any impairments, for the three months ended December 31, 2015, compared to $0.14 per diluted common share for the same period in 2014.

Adjusted net income per diluted common share attributable to Intelsat S.A. is expected to be $0.55, prior to the effect of any impairments, for the three months ended December 31, 2015, compared to $0.79 adjusted net income per diluted common share for the same period in 2014.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

Preliminary Revenue Comparison by Customer Set and Service Type

($ in thousands)

By Customer Set
	Three Months Ended December 31,		Three Months Ended December 31,
	2014		2015

Network Services	$284,056	46%	$245,441	43%
Media	226,020	37%	219,013	38%
Government	99,733	16%	100,226	18%
Other	9,313	2%	6,579	1%

	$619,122	100%	$571,259	100%

By Service Type
	Three Months Ended December 31,		Three Months Ended December 31,
	2014		2015
On-Network Revenues
Transponder services	$447,161	72%	$411,026	72%
Managed services	101,680	16%	103,699	18%
Channel services	13,146	2%	3,585	1%

Total on-network revenues	561,987	91%	518,310	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	43,271	7%	42,901	8%
Satellite-related services	13,864	2%	10,048	2%

Total off-network and other revenues	57,135	9%	52,949	9%

Total	$619,122	100%	$571,259	100%

Free Cash Flow from (used in) Operations

Preliminary free cash flow used in operations1 is $126.0 million, prior to the effect of any impairments, during the three months ended December 31, 2015. Free cash flow from operations is $193.9 million, prior to the effect of any impairments, for the year ended December 31, 2015. Free cash flow from (used in) operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest).

Payments for satellites and other property and equipment during the three months ended December 31, 2015 is $172.6 million. Payments for satellites and other property and equipment during the year ended December 31, 2015 is $724.4 million.

Financial Outlook 2016

Today, Intelsat issued its 2016 financial outlook, in which the company expects the following:

Revenue: Intelsat forecasts full year 2016 revenue of $2.14 billion to $2.20 billion. Revenue performance reflects:

•	stable to a slight decline of 2 percent in our media business. Our media business will benefit from new capacity scheduled to enter service in the second and fourth quarters of 2016. This will be offset by the annualization of declines experienced in the second half of 2015 due to migration to new compression technologies, in addition to continuing currency pressures related to our business in Brazil and Russia;

•	a decline in our network services business of 15 to 17 percent, reflecting pricing pressure primarily in the Latin America, Europe and Africa and Middle East regions, continuing erosion of certain point-to-point services, and also continuing currency pressures related to our business in Brazil and Russia; and

•	a decline in our government business of 4 to 7 percent, noting that revenue would be stable if not for the loss of the CSSC contract, the procurement process for which is currently under formal protest.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full year 2016 to be in a range of $1.625 billion to $1.675 billion.

Capital Expenditures: Intelsat issued its 2016 capital expenditure guidance for the three calendar years 2016 through 2018 (the “Guidance Period”).

We expect capital expenditures ranges of:

•	2016: $725 million to $800 million, consistent with prior guidance;

•	2017: $625 million to $700 million, a decrease of $125 million compared to prior guidance; and

•	2018: $425 million to $525 million, introduced today.

Capital expenditure guidance for 2016 through 2018 assumes investment in ten satellites in the manufacturing and design phase, or recently launched, during the Guidance Period. In addition, we have capacity on three other satellites in development, including custom payloads being built for us on two third-party satellites, which will not require capital expenditure, as well as our Horizons 3e joint venture, which is building a satellite for the Asia-Pacific region. Following the successful January 2016 launch of Intelsat 29e, we plan to launch three more satellites in 2016, two satellites in 2017 and one satellite in 2018, and will continue work on three remaining satellites for which construction will extend beyond the Guidance Period.

We are scheduled to launch three of our new Intelsat EpicNG high throughput satellites during the 2016 through 2018 Guidance Period, increasing our total transmission capacity. By the conclusion of the Guidance Period at the end of 2018, the net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of approximately 10 percent as a result of the satellites entering service during the Guidance Period.

Our capital expenditures guidance includes capitalized interest.

Prepayments: We do not expect further significant prepayments, and as a result will no longer provide guidance on this financial metric.

The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

There were no prepayments during the three months ended December 31, 2015. Prepayments for the year ended December 31, 2015 totaled $122.1 million.

Cash Taxes: Annual 2016 cash taxes are expected to total approximately $30 million to $35 million.

[1]	In this release, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. Prior to the effect of any impairments, EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow from (used in) operations, Adjusted net income per diluted common share and related margins included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Q4 2015 Quarterly Commentary

As previously announced, Intelsat is providing a detailed quarterly commentary on the company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the company’s progress against its strategic priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 11:00 a.m. EST on Monday, February 22, 2016 to discuss the company’s financial results for the fourth quarter and full year ended December 31, 2015. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial + 1 844-834-1428 from North America, and +1 920- 663-6274 from all other locations. The participant pass code is 22633709. Participants will have access to a replay of the conference call through February 29, 2016. The replay number for North America is +1 855-859-2056, and for all other locations it is +1 404-537-3406. The participant pass code for the replay is 22633709.

About Intelsat

Intelsat S.A. (NYSE: I) is the world’s leading provider of satellite services, delivering high performance connectivity solutions for media, fixed and mobile broadband infrastructure, enterprise and government and military applications. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video and broadband services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and mobile broadband access, Intelsat creates value for its customers through creative space-based solutions.

Envision…Connect…Transform…with Intelsat. For more information, visit www.intelsat.com.

Special Note Regarding Expected Financial Results:

We have not yet filed our Annual Report on Form 20-F for the year ended December 31, 2015, which we intend to file on a timely basis with the SEC in March 2016. The preliminary financial information and other data set forth above has been prepared by, and is the responsibility of, our management. The preliminary financial information represents the most current information available to us. The foregoing preliminary financial information has not been audited, compiled or examined by our independent registered public accounting firm nor have our independent registered public accounting firm performed any procedures with respect to this information or expressed any opinion or any form of assurance on such information. In addition, the foregoing preliminary financial information is subject to revision as we prepare our combined consolidated financial statements and other disclosures as of and for the year ended December 31, 2015, including all disclosures required by GAAP. Because we have not completed our normal annual closing and review procedures for the year ended December 31, 2015, and subsequent events may occur that require material adjustments to these results, the final results and other disclosures for the year ended December 31, 2015 may differ materially from these estimates. These estimates should not be viewed as a substitute for full financial statements prepared in accordance with GAAP or as a measure of performance. In addition, these estimated results of operations for the year ended December 31, 2015 are not necessarily indicative of the results to be achieved for any future period. See “Intelsat Safe Harbor Statement.”

Intelsat Safe Harbor Statement:

Statements in this news release and certain oral statements from time to time by representatives of the company constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our expectation that we will incur an impairment charge that will result in a substantial reduction of our goodwill and other intangible assets; our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure and customer prepayment guidance over the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the years ended December 31, 2014 and 2015, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED PRELIMINARY CONSOLIDATED STATEMENTS of OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015
Revenue	$619,122	$571,259
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	93,212	85,163
Selling, general and administrative	61,896	44,152
Depreciation and amortization	171,307	173,667

Total operating expenses, prior to the effect of any impairments	326,415	302,982

Income from operations, prior to the effect of any impairments	292,707	268,277
Interest expense, net	230,216	220,751
Gain (loss) on early extinguishment of debt	(40,423)	7,061
Other income (expense), net	(1,971)	1,592

Income before income taxes, prior to the effect of any impairments	20,097	56,179
Provision for income taxes	2,877	6,100

Net income, prior to the effect of any impairments	17,220	50,079
Net income attributable to noncontrolling interest, prior to the effect of any impairments	(1,026)	(985)

Net income attributable to Intelsat S.A., prior to the effect of any impairments	$16,194	$49,094

Cumulative preferred dividends	—	—

Net income attributable to common shareholders, prior to the effect of any impairments	$16,194	$49,094

Net income per common share attributable to Intelsat S.A., prior to the effect of any impairments:
Basic	$0.15	$0.46
Diluted	$0.14	$0.42

INTELSAT S.A.

CONSOLIDATED PRELIMINARY STATEMENTS of OPERATIONS

($ in thousands, except per share amounts)

	Year Ended December 31, 2014	Year Ended December 31, 2015
		(unaudited)
Revenue	$2,472,386	$2,352,521
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	348,348	328,501
Selling, general and administrative	197,407	199,412
Depreciation and amortization	679,351	687,729

Total operating expenses, prior to the effect of any impairments	1,225,106	1,215,642

Income from operations, prior to the effect of any impairments	1,247,280	1,136,879
Interest expense, net	944,787	890,279
Gain (loss) on early extinguishment of debt	(40,423)	7,061
Other income (expense), net	(2,593)	(6,201)

Income before income taxes, prior to the effect of any impairments	259,477	247,460
Provision for income taxes	22,971	1,513

Net income, prior to the effect of any impairments	236,506	245,947
Net income attributable to noncontrolling interest, prior to the effect of any impairments	(3,974)	(3,934)

Net income attributable to Intelsat S.A., prior to the effect of any impairments	$232,532	$242,013

Cumulative preferred dividends	(9,917)	(9,919)

Net income attributable to common shareholders, prior to the effect of any impairments	$222,615	$232,094

Net income per common share attributable to Intelsat S.A., prior to the effect of any impairments:
Basic	$2.09	$2.16
Diluted	$1.99	$2.06

INTELSAT S.A.

UNAUDITED PRELIMINARY RECONCILIATION OF NET INCOME TO EBITDA

($ in thousands)

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2015
Net income, prior to the effect of any impairments	$17,220	$50,079	$236,506	$245,947
Add (Subtract):
Interest expense, net	230,216	220,751	944,787	890,279
Loss (gain) on early extinguishment of debt	40,423	(7,061)	40,423	(7,061)
Provision for income taxes	2,877	6,100	22,971	1,513
Depreciation and amortization	171,307	173,667	679,351	687,729

EBITDA, prior to the effect of any impairments	$462,043	$443,536	$1,924,038	$1,818,407

EBITDA Margin, prior to the effect of any impairments	75%	78%	78%	77%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, loss (gain) on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

The EBITDA and margin information presented above, with respect to the 2015 periods, is prior to the effect of any impairments.

INTELSAT S.A.

UNAUDITED PRELIMINARY RECONCILIATION OF NET INCOME TO

ADJUSTED EBITDA

($ in thousands)

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2015
Net income, prior to the effect of any impairments	$17,220	$50,079	$236,506	$245,947

Add (Subtract):
Interest expense, net	230,216	220,751	944,787	890,279
Loss (gain) on early extinguishment of debt	40,423	(7,061)	40,423	(7,061)
Provision for (benefit from) income taxes	2,877	6,100	22,971	1,513
Depreciation and amortization	171,307	173,667	679,351	687,729

EBITDA, prior to the effect of any impairments	462,043	443,536	1,924,038	1,818,407

Add:
Compensation and benefits	8,786	4,827	22,921	26,235
Non-recurring and other non-cash items	6,295	4,258	11,723	9,877

Adjusted EBITDA, prior to the effect of any impairments	$477,124	$452,621	$1,958,682	$1,854,519

Adjusted EBITDA Margin, prior to the effect of any impairments	77%	79%	79%	79%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

The Adjusted EBITDA and margin information presented above, with respect to the 2015 periods, is prior to the effect of any impairments.

INTELSAT S.A.

UNAUDITED PRELIMINARY ADJUSTED NET INCOME per DILUTED COMMON SHARE

($ in thousands, except per share amounts)

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2015

Numerator (in thousands):
Net income attributable to Intelsat S.A., prior to the effect of any impairments	$16,194	$49,094	$232,532	$242,013

Add (Subtract):
Compensation and benefits (1)	8,786	4,827	22,921	26,235
Losses on derivative financial instruments (2)	1,709	32	5,649	3,483
(Gain) loss on early extinguishment of debt	40,423	(7,061)	40,423	(7,061)
Amortization (3)	17,058	15,054	68,231	60,215
Non-recurring and other non-cash items (4)	6,295	4,258	11,723	9,877
Income tax effect of adjustments above & other discrete tax items (5)	1,864	(1,823)	3,126	(6,597)

Adjusted net income attributable to Intelsat S.A., prior to the effect of any impairments	92,329	64,381	384,605	328,165

Less: Preferred share dividends declared	—	—	(9,917)	(9,919)

Adjusted net income attributable to common shareholders, prior to the effect of any impairments	$92,329	$64,381	$374,688	$318,246

Denominator (in millions):
Basic weighted average shares outstanding	106.7	107.5	106.5	107.2
Weighted average dilutive shares outstanding:
Preferred shares	9.6	9.6	9.6	9.6
Employee compensation related shares including options and restricted share units	0.8	0.6	0.5	0.4

Adjusted diluted weighted average shares outstanding	117.1	117.7	116.6	117.2

Adjusted net income per diluted common share attributable to common shareholders, prior to the effect of any impairments	$0.79	$0.55	$3.30	$2.80

Note:

Management evaluates financial performance in part based on adjusted net income per diluted common share attributable to common shareholders, prior to the effect of any impairments. This measure consists of net income per diluted common share attributable to common shareholders as reported, which is prior to the effect of any impairments, as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and footnotes below. In addition, in calculating this measure we adjusted our common shares outstanding to reflect dilution when the calculation of the numerator moved from a net loss to net income, prior to the effect of any impairments. We believe investors’ understanding of our operating performance is enhanced by the disclosure of this measure. Adjusted net income per diluted common share attributable to common shareholders, prior to the effect of any impairments, is not a recognized financial measure in accordance with U.S. GAAP and should not be considered a substitute for earnings per share or other financial measures as computed in accordance with U.S. GAAP and may not be comparable to similarly titled measures of other companies.

The information presented above, with respect to 2015 periods, is prior to the effect of any impairments.

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Represents (i) the changes in the fair value of the undesignated interest rate swaps and (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps, both of which are recognized in interest expense, net.
(3)	Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense related to our backlog and other and customer intangible assets.
(4)	Reflects certain non-recurring gains and losses and non-cash items, including the following: development expenses; non-recurring litigation expenses; non-cash expense related to the recognition of expense on a straight-line basis for certain office space leases; expenses associated with the relocation of our administrative headquarters and primary satellites operations center; severance, retention and relocation payments; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.
(5)	Represents the income tax impact of the various adjustments.

INTELSAT S.A.

CONSOLIDATED PRELIMINARY BALANCE SHEETS

($ in thousands, except per share amounts)

	As of December 31, 2014	As of December 31, 2015
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$123,147	$171,541
Receivables, net of allowance of $35,174 in 2014 and $37,178 in 2015	220,458	232,775
Deferred income taxes	76,315	—
Prepaid expenses and other current assets	35,945	35,784

Total current assets	455,865	440,100
Satellites and other property and equipment, net	5,880,264	5,988,317
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	500,545	440,330
Other assets	250,833	311,316

Total assets	$16,326,434	$16,418,990

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$151,793	$164,381
Taxes payable	8,974	11,742
Employee related liabilities	44,815	35,361
Accrued interest payable	161,495	161,493
Current portion of long-term debt	49,000	—
Deferred satellite performance incentives	20,957	19,411
Deferred revenue	117,401	108,779
Other current liabilities	72,629	63,275

Total current liabilities	627,064	564,442
Long-term debt, net of current portion	14,619,221	14,611,379
Deferred satellite performance incentives, net of current portion	163,360	162,177
Deferred revenue, net of current portion	967,318	1,010,242
Deferred income taxes	211,680	160,802
Accrued retirement benefits	262,906	195,385
Other long-term liabilities	217,452	169,516
Commitments and contingencies

Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,067	1,076
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	35
Paid-in capital	2,117,898	2,133,891
Accumulated deficit, prior to the effect of any impairments	(2,782,741)	(2,540,728)
Accumulated other comprehensive loss	(112,527)	(78,439)

Total Intelsat S.A. shareholders’ deficit, prior to the effect of any impairments	(776,268)	(484,165)

Noncontrolling interest	33,701	29,212

Total liabilities and shareholders’ deficit, prior to the effect of any impairments	$16,326,434	$16,418,990

INTELSAT S.A.

UNAUDITED PRELIMINARY CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2015
Cash flows from operating activities:
Net income, prior to the effect of any impairments	$17,220	$50,079	$236,506	$245,947
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	171,307	173,668	679,351	687,729
Provision for doubtful accounts	5,151	(4,901)	2,306	7,432
Foreign currency transaction (gain) loss	3,139	(593)	6,560	11,374
Loss on disposal of assets	535	16	927	16
Share-based compensation	8,680	4,710	22,494	25,768
Deferred income taxes	(10,165)	(2,676)	(12,646)	(9,348)
Amortization of discount, premium, issuance costs and related costs	5,250	5,071	22,256	20,119
(Gain) loss on early extinguishment of debt	40,423	(7,060)	40,423	(7,060)
Unrealized gains on derivative financial instruments	(5,459)	(6,649)	(22,790)	(24,024)
Amortization of actuarial loss and prior service credits for retirement benefits	2,537	1,286	10,147	7,899
Other non-cash items	39	124	166	74
Changes in operating assets and liabilities:
Receivables	(14,907)	(162)	1,382	(31,442)
Prepaid expenses and other assets	(6,461)	(13,992)	(22,331)	(20,780)
Accounts payable and accrued liabilities	7,364	10,714	7,598	1,542
Accrued interest payable	(167,230)	(149,906)	(24,997)	(2)
Deferred revenue	38,017	(11,189)	108,545	51,805
Accrued retirement benefits	(4,131)	(956)	(26,019)	(20,707)
Other long-term liabilities	3,572	(938)	16,292	(28,111)

Net cash provided by operating activities, prior to the effect of any impairments	94,881	46,646	1,046,170	918,231

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(142,437)	(172,638)	(645,424)	(724,362)
Purchase of cost method investment	—	—	—	(25,000)
Other investing activities	—	(5,000)	174	(4,992)

Net cash used in investing activities	(142,437)	(177,638)	(645,250)	(754,354)

Cash flows from financing activities:
Repayments of long-term debt	(586,000)	(17,829)	(610,418)	(496,829)
Payment of premium on early extinguishment of debt	(21,250)	—	(21,250)	—
Proceeds from issuance of long-term debt	135,000	—	135,000	430,000
Dividends paid to preferred shareholders	(2,480)	(2,480)	(9,919)	(9,919)
Principal payments on deferred satellite performance incentives	(5,367)	(5,902)	(19,774)	(19,568)
Capital contribution from noncontrolling interest	—	—	12,209	—
Dividends paid to noncontrolling interest	(2,087)	(1,700)	(8,744)	(8,423)
Other financing activities	(7)	—	3,893	(1,447)

Net cash used in financing activities	(482,191)	(27,911)	(519,003)	(106,186)

Effect of exchange rate changes on cash and cash equivalents	(3,139)	2,670	(6,560)	(9,297)

Net change in cash and cash equivalents, prior to the effect of any impairments	(532,886)	(156,233)	(124,643)	48,394
Cash and cash equivalents, beginning of period	656,033	327,774	247,790	123,147

Cash and cash equivalents, end of period	$123,147	$171,541	$123,147	$171,541

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$397,627	$372,395	$970,345	$894,465
Income taxes paid, net of refunds	7,209	3,790	37,805	26,324
Supplemental disclosure of non-cash investing activities:
Capitalization of deferred satellite performance incentives	$27,681	$16,800	$27,681	$16,800
Accrued capital expenditures	21,690	66,228	80,621	82,208

INTELSAT S.A.

UNAUDITED PRELIMINARY RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2015

Net cash provided by operating activities, prior to the effect of any impairments	$94,881	$46,646	$1,046,170	$918,231

Payments for satellites and other property and equipment (including capitalized interest)	(142,437)	(172,638)	(645,424)	(724,362)

Free cash flow from (used in) operations, prior to the effect of any impairments	$(47,556)	$(125,992)	$400,746	$193,869

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations excludes proceeds resulting from settlement of insurance claims, and is not a measurement of cash flow under GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.

The free cash flow from (used in) operations information presented above, with respect to the 2015 periods, is prior to the effect of any impairments.